Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE	CONTACT: John E. Peck
President and CEO
(270) 885-1171

HOPFED BANCORP REPORTS SECOND QUARTER RESULTS

HOPKINSVILLE, Ky. (July 22, 2005) – HopFed Bancorp, Inc. (NASDAQ: HFBC) (the “Company”) today reported results for the second quarter and the six-month period ended June 30, 2005. Net income for the second quarter ended June 30, 2005, was $1,065,000, or $0.29 per share diluted, compared with net income of $1,041,000, or $0.28 per share diluted, for the second quarter in 2004. Net income for the six months ended June 30, 2005, was $2,058,000, or $0.56 per share diluted, compared with net income of $1,988,000, or $0.54 per share diluted, for the six months ended June 30, 2004.

Commenting on the second quarter results, John E. Peck, president and chief executive officer, said, “The Company’s second quarter and year to date net income improved despite declines in the Company’s net interest margin, resulting from a flattening of the yield curve. Competition for time deposits is increasing and the Company remains focused on demand deposit growth to meet a greater portion of the Company’s funding needs. The Company’s commercial loan demand remains strong and the Company’s level of non-performing assets are less than $900,000.

“In April 2005, the Company realized a $328,800 gain on the sale of investments as a result of the acquisition of the Bank’s data processor, Intrieve Inc. by Harland Financial Solutions. Excluding gains on the sale of investments, the Company’s non-interest income has increased approximately $600,000, or 45%, over the six month period ending June 30, 2004.

“In addition, at June 30, 2005, total assets increased to $591.1 million compared with $579.7 million at December 31, 2004, deposits increased to $452.7 million compared with $436.1 million at December 31, 2004, despite a net decrease of $4.6 million in time deposits; while net loans increased to $367.2 million compared with $356.8 million at December 31, 2004.”

HopFed Bancorp, Inc. is a holding company for Heritage Bank headquartered in Hopkinsville, Kentucky. The Bank has nine offices in western Kentucky as well as Fall & Fall Insurance of Fulton, Kentucky and Heritage Solutions of Murray, Kentucky. The Bank offers a broad line of banking and financial products and services with the personalized focus of a community banking organization. More information about HopFed Bancorp and Heritage Bank may be found on its website www.bankwithheritage.com.

HFBC Announces Second Quarter Results

July 22, 2005

Information contained in this press release, other than historical information, may be considered forward-looking in nature and is subject to various risk, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on the Company’s operating results, performance or financial condition are competition and the demand for the Company’s products and services, and other factors as set forth in filings with the Securities and Exchange Commission.

HOPFED BANCORP, INC.

Selected Financial Data

(In thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Earnings Summary
Interest income on loans	$5,189	$4,814	$10,189	$9,534
Interest income on taxable investments	1,578	1,517	3,185	2,843
Interest income on non taxable investments	162	258	370	500
Interest income on time deposits	7	3	17	9

Total interest income	6,936	6,592	13,761	12,886

Interest expense on deposits	2,699	2,358	5,268	4,787
Interest on subordinated debentures	166	111	333	221
Interest expense on borrowed funds	699	585	1,381	1,011

Total interest expense	3,564	3,054	6,982	6,019

Net interest income	3,372	3,538	6,779	6,867
Provision for loan losses	300	300	600	600

Net interest income after provision For loan losses	3,072	3,238	6,179	6,267

Non-interest income:
Gain on sale of assets	—	—	4	—
Gain on sale of investments	363	3	363	174
Gain on sale of loans	54	25	65	57
Service charges	566	450	1,096	835
Other	328	227	751	431

Total non-interest income	1,311	705	2,279	1,497

Non-interest expense:
Salaries and benefits	1,447	1,271	2,880	2,527
Intangible amortization	95	95	190	190
Occupancy expense	260	175	484	344
Data processing	238	219	519	417
State deposit taxes	121	104	229	220
Loss on sale of fixed assets	—	—	—	7
Other operating expenses	695	531	1,218	1,086

Total non-interest expense	2,856	2,395	5,520	4,791

Net income before income taxes	1,527	1,548	2,938	2,973
Federal income tax expense	462	507	880	985

Net income	$1,065	$1,041	$2,058	$1,988

Earnings per share - basic	$0.29	$0.29	$0.57	$0.55
Earnings per share - diluted	$0.29	$0.28	$0.56	$0.54
Dividend per share	$0.12	$0.12	$0.24	$0.24

Weighted average shares outstanding – Basic	3,640,706	3,631,515	3,639,999	3,630,955

Weighted average shares outstanding – Diluted	3,666,305	3,659,691	3,666,848	3,660,581

HOPFED BANCORP, INC.

Selected Financial Data

(In thousands, except share and per share data)

	As of
	June 30, 2005	December 31, 2004
Total assets	$591,102	$579,731
Loans receivable, gross	370,862	360,098
Securities available for sale	150,913	155,166
Required investment in FHLB stock	3,127	3,015
Securities held to maturity	22,733	22,768
Allowance for loan losses	3,664	3,273
Total deposits	452,674	436,195
Total borrowings	85,281	91,629
Stockholders’ equity	50,396	49,373
Book value	$13.82	$13.58
Allowance for loan loss / Gross loans	0.99%	0.91%
Non performing assets / Total assets	0.15%	0.13%
Non accrual or 90 days past due / Total loans	0.19%	0.18%